FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of February, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                 Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐                 No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                 No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January-December 2008

Annual Results January-December 2008 TELEFONICA, S.A. February 26th, 2009

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations.. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed in the past -or in future reports- by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, analysts and investors are cautioned to consider that this financial information is un-audited and that this document may contain summarized information. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.

2008 key highlights Robust results in a challenging environment, capitalizing our highly diversified portfolio, execution skills, and integrated business model Group guidance met or exceeded on all metrics, boosted by a brilliant performance in Latin America Outstanding organic growth rates, ramping up from top line to OI: Solid revenue growth: +6.9%; 9M 08 trends maintained Double digit growth rates in OIBDA and OI; acceleration vs. 9M 08 figures Strong OIBDA margin expansion: +2.6 p.p. vs. 2007 Sound underlying EPS growth Very solid OpCF generation Strong financial position Prioritizing shareholders returns: 10% of current market cap devoted to shareholder returns in 2008 GROUP FINANCIALS Organic growth: Assumes constant exchange rates and includes the consolidation of TVA (January-September 2007) and Telemig (April-December 2007). Excludes the consolidation of Airwave (January-March 2007) and Endemol (January-June 2007). In revenues, the impact in T.Espana of the new model for the public use telephone service (-147.4 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded. Underlying growth: Excluding the impacts from assets disposal (Airwave, Endemol and Sogecable) and the impact of the impairment charge taken by Telco on its investment in TI. Market capitalization: February 25th, 2009.

GROUP FINANCIALS

A set of very strong results

€ in millions	Jan-Dec 2008	Change FY 08/FY 07	Change ex-forex[1] FY 08/FY 07	Change organic[2] FY 08/FY 07
Revenues	57,946	+2.7%	+5.6%	+6.9%
Operating Income before D&A (OIBDA)	22,919	+0.4%	+2.5%	+14.7%
OIBDA Margin	39.6%	-0.9 p.p	-1.2 p.p.	+2.6 p.p.
Operating Income (OI)	13,873	+3.6%	+5.4%	+28.7%
Net income	7,592	-14.8%		+38.0%[3]
OpCF (OIBDA-CapEx)	14,519	-1.9%	-0.1%	+20.2%

Negative impacts in nominal growths due to capital gains registered in 2007, FX and changes in perimeter

(1) Constant exchange rate as of FY 07.
(2) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-147.4 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded.
(3) Underlying growth: Excluding the impacts from assets disposal (Airwave, Endemol and Sogecable) in both periods and the impact of the impairment charge taken by Telco on its investment in TI.

TELEFONICA S.A.
Investor Relations

Telefonica

4

-161 (c.s.) -2,797 (-1.6%) -3,089 (+97.3%) -234 (+10.2%) 13,873 7,592 FY 08 OI Associates Financial results Taxes Minorities FY 08 Net Income 22,919 -9,046 (-4.1%) D&A FY 08 OIBDA € 689 m (T. Europe^s PPA) € 131 m (T. O2 CR^s PPA) € in millions (% change y-o-y) GROUP FINANCIALS +38.0% underlying y-o-y growth(1) FY 08 Underlying(1) y-o-y growth € 1.63 +41.4% EP S FCFS € 1.86 € 1.97 Robust underlying EPS growth FY 07 FY 08 Telco impairment on its TI investment -€209m Excluding the impacts from assets disposal (Airwave, Endemol and Sogecable) in both periods and the impact of the impairment charge taken by Telco on its investment in TI. Tax credits from sale of Endemol in 2007

GROUP FINANCIALS

Meeting Group guidance by far


Revenue Growth(1)
+7.3%
GUIDANCE
6%/8%
% Change FY 08/FY 07


OIBDA Growth(1)
+10.6%
GUIDANCE
7.5%/11%
% Change FY 08/ FY 07


OI Growth(1)
+20.4%
GUIDANCE
13%/19%
% Change FY 08/FY 07


CapEx(1)
€ 8,544 m
GUIDANCE
~ € 8,600 m
FY 08

(1) Guidance criteria: 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephone services business model. Group revenues are also adjusted accordingly. 2008 figures includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

TELEFONICA S.A.
Investor Relations
Telefonica
6

Dec-08 (millions) 158.3 47. 3 45.8 T. Espana T. Europe T. Latam 2.3 195.6 12.5 Mobile BB Pay TV 258.9 Total +2.0% +9.0% +18.0% +13.2% y-o-y growth +16.6% +20.9% +29.7% -1.2% 42.9 Fixed Leveraging a highly diversified portfolio Accesses GROUP FINANCIALS 42% with voice, BB and TV bundles (+8 p.p. vs Dec-07) FY 08 Revenue FY 08 OIBDA T. Europe: 25% (€14,308 m) T. Espana: 36% (€20,838 m) T. Latam: 38% (€22,174 m) T.Latam +4.6 p.p. Contribution to organic(1) Group growth (+6.9%) T.Europ e +1.5 p.p. T.Espan a +0.4 p.p. Contribution to organic(1) Group growth (+14.7%) T.Latam +7.7 p.p. T.Espan a +4.2 p.p. T.Europ e +2.7 p.p. Others & eliminations 1% T. Europe: 18% (€4,180 m) T. Latam: 37% (€8,445 m) T. Espana: 45% (€10,285 m) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefonica Espana of the new model for the public use telephone service (-147.4 million euros) is included. In OIBDA the impact of sale of assets (Airwave, Endemol and Sogecable) in both periods is excluded.

GROUP FINANCIALS

High conversion rate of top line growth into cash-flow

FY 08 Organic(1) growth (y-o-y)


Telefónica Group
+6.9%
+14.7%
+20.2%
Revenues
OIBDA
OpCF(2)

Leveraging efficiency measures and scale economies


Telefónica España
+1.5%
+8.9%
+14.3%
Revenues
OIBDA
OpCF(2)


Telefónica Latam
+12.9%
+21.5%
+21.8%
Revenues
OIBDA
OpCF(2)


Telefónica Europe
+5.9%
+14.7%
+30.6%
Revenues
OIBDA
OpCF(2)

(1) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-December 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-147.4 million euros) is included. In OIBDA the impact of sale of assets (Airwave, Endemol and Sogecable) in both periods is excluded.

(2) OpCF: OIBDA-CapEx.

TELEFONICA S.A.
Investor Relations

Telefónica

8

GROUP FINANCIALS Strengthening our networks CapEx breakdown CapE x T. Europe: 25% (€2,072 m) Others & eliminations 1% T. Espana: 26% (€2,208 m) T. Latam: 48% (€4,035 m) FY 08 € 8,401 m +4.7% y-o-y CapEx growth driven by T. Latam: Expansion of mobile networks (coverage &capacity) Enhanced BB platforms Building a proprietary high quality mobile network in Germany 77% Growth 23% Recurrent FY 07 € 8,027 m 75 % GR O 25% Recurrent 75% Growth T. Latam T. Europe T. Espana -2.2 p.p. -0.7 p.p. +8.6 p.p. Others -1.0 p.p.

OIBDA growth (y-o-y) T.Espana: Strong OIBDA and high cash-flow generation TELEFONICA ESPANA Revenue growth (1) (y-o-y) Revenues adjusted for impact of the new model for public use telephone service (-147,4 million euros in January-December 2007); (equal to guidance criteria). USO: Universal Service Obligation. Adjusted OIBDA for guidance comparison. Margins over Revenues (1) (%; organic) 2008 2007 49.4% 10.6% 46.0% 2008 8,077 OpCF (OIBDA-CapEx; € in millions) +14.3% OIBDA / Revenues 11.6% 2008 2007 CapEx / Revenues FY 08 vs.FY 07; organic -1.0p.p. +3.3p.p. Positive revenue growth in 2008 in a very challenging economic environment Leveraging our market leadership and integrated approach to better face: Lower voice usage patterns Market growth slowdown across businesses Integration efficiencies and cost management to deliver OIBDA guidance and boost margin OIBDA growth: +8.9% in 2008 Close to 50% OIBDA margin Bad debt remains <1% of revenues CapEx control to maximize OpCF Incremental OpCF: € 1.0 Bn +14.3% y-o-y growth in FY 08 9M 08 +2.3% Q4 08 FY 08 +1.5% guidance +2% / +3.5% -0.9% U.S.O. (2) Revenues in Q3 08 9M 08 Q4 08 FY 08 FY 08 Adjusted for guidance comparison (3) +17.7% +6.4% +8.9% +7.0% guidance +6% / +8% Workforce Provisions in Q4 07

TELEFÓNICA ESPAÑA

Revenue growth slowdown trend on worse trading conditions


Contribution to Wireline Revenue growth (FY08 vs FY07)
+1.4p.p.
-1.3 p.p.
+2.0p.p.
+0.2p.p.
<+0.1p.p.
+0.3p.p.
+2.7%
Trad. Access
Trad. Voice (1)
Internet & BB
Data
IT
Other
TOTAL (1) FY08


Contribution to Wireless Revenue growth (FY08 vs FY07)
-0.5 p.p.
+0.8 p.p.
-1.3 p.p.
-0.2 p.p.
+0.2 p.p.
+0.4 p.p.
-0.1%
Service Rev.
Customer Rev.
Intercon. Rev.
Roam Ing-In Rev.
Other
Handset Rev.
TOTAL FY08

- **2.7%(1) wireline revenue growth in FY 08:**
  - Internet and Broadband as a key driver (+8.7% y-o-y)
  - Positive traditional access performance (€182.8 m in Q3 08 related to USO(2))
  - Q4 08 performance (-0.9% y-o-y) in line with Q308 evolution ex- USO, mainly driven by lower traditional access and voice revenues and slowdown of BB growth
- **Flat wireless revenues (-0.1% in FY 08) mainly due to lower incoming revenue:**
  - Strong data revenue growth (+14.8%) sustaining customer revenues.
  - **Similar trends in service revenues in the last two quarters of 2008:** -2.6% in Q4 vs. -2.1% in Q3
  - Lower interconnection and roaming-in revenues mostly due to tariff reductions

(1) Including PUT effect.
(2) USO: Universal Service Obligation.

TELEFONICA S.A.
Investor Relations
Telefónica
11

TELEFÓNICA ESPAÑA

Wireline Business: Sustained commercial activity fostering 2P & 3P adoption


Fixed Telephony Lines ('000)
15,326
-3.7%
83%
17%
-592
Telefónica wholesale lines
Competitors' direct access or market decrease
77%E m.s.
Telefónica Retail BB accesses ('000)
5,246
+13.7%
+632
57%E m.s.
Pay TV clients ('000)
612
+19.8%
+101
14%E m.s.
y-o-y change
Total accesses Dec-08
FY08 net adds
Market share Dec-08

- **Fixed line losses due to full & naked shared ULL, competition and market growth slowdown:**
  - 0.7%(E) market growth in FY08. Negative evolution in Q4 08
  - Wholesale Line Rental introduced in Q4 08 (9.5 K net adds)
- **Strong position in BB:**
  - Market share around 57%E
  - Over 85% of retail BB accesses with 2P & 3P
  - Sustained BB ARPU performance: -3.9% vs. 2007 to 43.5 €
- **Increasing Pay TV market share**
- **Focus on customer value:**
  - Total wireline ARPU: +3.4% y-o-y to 69.5€ in FY 08

TELEFONICA S.A.
Investor Relations

Telefónica
12

Wireless Business: ARPU trends remain stable in Q4 08 TELEFONICA ESPANA Customer growth (Dec-08 y-o-y change) Outgoing ARPU Data revenue (FY08 y-o-y change) TOTAL +3.4% Contract Prepay +6.8% -1.6% 62% of total customer base Q2 08 Q3 08 Q4 08 Q4 08 vs. Q4 07 Total P2P Commun. Content Connectivity +14.8% +3.6% +9.2% +65.2% +13.4% -0.5% +9.3% +65.4% Customer growth: 23.6 m mobile customers in a 116% penetration market 923 k contract net adds in 2008; 778 k in total Churn rate contained at 1.9% (1.2% in contract) ARPU impacted by regulatory price cuts (MTRs and roaming): MoU trend stabilization along the year (-2.3% in Q4 08 vs. -2.6% in Q3 08) Better performance in q-o-q ARPU growth rates across the year (-5.9% in FY08): -0.3 p.p. in Q4 vs. Q3, -2.4 p.p. in Q2 vs. Q1 08 Incoming voice ARPU (-14.2% y-o-y in FY 08) impacted by 17% MTR cuts over last 12 months Strong data ARPU: +9.3% in FY 08 to account for 17.2% of total ARPU (+2.4 p.p. vs. 2007) Solid results in mobile data: 6.2 m 3G devices in 2008 (1.8x vs. Dec-07) ~850k flat rates (2.8x vs. Dec-07) Voice Data TOTAL -7.4% +10.2% -4.8% -8.7% +9.2% -5.9% +0.2p.p -5.5% +0.4p.p -1.1p.p -8.4% -1.3p.p +9.1% -1.0p.p -0.1p.p

TELEFÓNICA LATAM

T.Latam: Robust set of results, beating guidance


GUIDANCE(4)
Revenue growth (y-o-y change; organic)
+12.9%
9M 08(1)
+12.9%
2.6p.p Others(3)
1.7p.p Mex.
2.4p.p Arg.
2.8p.p Ven.
3.5p.p Brazil
2008(2)
+14.2%
2008 target +11% / +14%
2008
OIBDA growth (y-o-y change; organic)
+15.6%
9M 08(1)
+21.5%
6.5p.p Others(3)
2.9p.p Arg.
3.2p.p Brazil
3.9p.p Mex.
5.0p.p Ven.
2008(2)
+17.6%
2008 target +12% / +16%
2008
Margins over Revenues (%; organic(2))
+2.7p.p.
35.4% 38.1%
2007 2008
OIBDA / Revenues
+1.2p.p.
16.9% 18.2%
2007 2008
CapEx / Revenues
OpCF (OIBDA-CapEx; € in millions)
4,410
+21.8%
2008(2)
FY08 vs.FY07 organic

- **Successfully managing growth, transformation and profitability:**
  - Steady customer growth across businesses: total accesses up 14.7%(5) driven by mobile (+18.1%(5)) and BB accesses (+20.5%)
  - Strong y-o-y organic revenue growth in 2008; sustained growth rates in Q4 08
  - Solid OIBDA acceleration leveraging scale economies and efficiency initiatives
  - OIBDA margin ramp up both y-o-y and q-o-q; Q4 08 margin: 41.2% (+4.2 p.p. vs. 9M 08)
  - Very robust growth in OpCF despite strong investments

(1) Assuming constant exchange rates and including the consolidation of TVA in Jan-Sep 2007 and Telemig in Apr-Sep 2007.
(2) Assuming constant exchange rates and including the consolidation of TVA in Jan-Sep 2007 and Telemig in April-Dec 2007.
(3) Includes Central America, Colombia, Peru, Ecuador, Chile, Uruguay and Others.
(4) Assuming constant exchange rates and includes 3 months of consolidation of TVA in 2007. In 2008 includes TVA (12 months) and Telemig (9 months).
(5) Includes Telemig in Dec 2007.

TELEFONICA S.A.
Investor Relations
Telefónica
14

Wireless business: Solid growth enhancing our profitability TELEFONICA LATAM Includes Central America, Ecuador and Uruguay. Includes Telemig in April-Dec 2007. The Telemig customers incorporated to the Group in April 2008 (3,986,439 customers) are not considered as net adds. Aggregated margin. Double digit customer growth in most markets: Mobile penetration up +13 p.p. y-o-y to 82% in Dec-08 18.9(3) m net adds in 2008, on the back of strong gross adds (+14.2%(2) vs. 2007) 80% of total customer base in GSM (+16 p.p. y-o-y) ARPU performance driven by strong customer growth & lower MTRs: Strong push in usage: MoU +7.8%(2) vs. 2007 Solid ARPU performance ex-fx (-3.5% Blended ARPU(2) vs. 2007) Robust mobile data revenue growth(2) ex-fx (+36.3% vs. 2007) Solid OIBDA margin(4) expansion in 2008: Commercial efficiency and scale economies lead to OIBDA margin expansion across the year Dec-08 mobile customers (in millions) Outgoing MoU & ARPU (2008 y-o-y(2); ex-fx) y-o-y change MoU +13.7% +0.9% ARPU Ex- forex Organic y-o-y change Other(1) +17% 10.6 15.3 44.9 Brazil Mex. Ven. +34% 14.8 Arg. +9% +22% +12% 6.9 Chile 10.0 Col .. +19% 10.6 Peru +32% +9% 10.2 +20% Wireless OIBDA Margin(4) Q1 08 31.8% 30.1% Q2 08 +2.8p.p. 35.1% Q3 08 34.3% 39.2% 2008 Q4 08 +4.4p.p. +3.1p.p. +5.9p.p. +4.1p.p.

TELEFÓNICA LATAM

Wireline business: Accelerating the transformation


Dec-08
Retail
BB accesses
(y-o-y
growth)
20.5%
32.1%
23.6%
22.1%
10.9%
x2
49%
58%
29%
44%
95%
83%
Latam
Arg.
Brazil
Peru(2)
Chile
Col.
Bundled BB lines: 2P&3P/DSL Accesses


Fixed line
revenue per
access (y-o-y
growth ex-fx)
6.4%
13.6%
7.7%
-5.4%
5.7%
4.0%
Latam
Arg.
Brazil(1)
Peru(2)
Chile
Col.


Wireline
OIBDA
Margin(3)
38.2%
39.0%
39.0%
39.5%
-5.6p.p.
-3.9p.p.
-3.1p.p.
-0.6p.p.
Q1 08
H1 08
9M 08
2008

- **Sound BB accesses growth to reach 6.1m:**
  - Strong push in bundles (+18 p.p. in 2P&3P/DSL bundles)
  - Higher BB speeds (Brazil & Chile) and expanded coverage in Colombia
  - 191k net adds in Q4 08
- **1.5m Pay TV accesses (+32.4% vs. Dec-07)**
- **Solid top line in 2008 driven by robust Internet & TV revenue growth:**

FY 08 (Local currency)	Internet & Pay TV revenue/ Total revenue	y-o-y change
Colombia	15.8%	+7.0 p.p.
Peru	30.5%	+5.2 p.p.
Chile	21.9%	+3.4 p.p.
Argentina	17.3%	+3.5 p.p.
Brazil	12.9%	+3.0 p.p.
Total Wireline	**18.6%**	**+3.0 p.p.**

- **Total fixed line accesses up 1.0% y-o-y**
- **Solid expansion of fixed line revenue per access growth rate, accelerating 0.9 p.p. vs. 9M 08**
- **OIBDA margin(3) stabilization across the year**

(1) Including TVA in January-September 2007.
(2) Including cable modem.
(3) Aggregated margin (Telesp, T. Argentina, T.Chile, TdP and T. Telecom). For Argentina Margin over revenues includes fixed to mobile interconnection.

TELEFONICA S.A.
Investor Relations
Telefónica
16

Main operations review TELEFONICA LATAM Includes Telemig in April-Dec 2007. Margin over revenues include fixed to mobile interconnection. y-o-y growth y-o-y growth OIBDA Margin(2) Revenues (in local currency) TASA 2008 34.4% 9M 08 34.7% 33.6% Flat Q4 08 OIBDA Margin Revenues (in local currency) y-o-y growth +12.5% +9.9% Q4 08 2007 9M 08 +13.8% 2008 +13.5% +10.6% 2008 41.3% 9M 08 40.6% -1.5% Q4 08 2007 9M 08 +7.4% Q4 08 43.9% +8.2% 2008 Telesp IT project in Q4 07 9M 08 y-o-y growth (in local currency) y-o-y growth (in local currency) Vivo T. Mexico OIBDA(1) 22.4% Outgoing Ss. Revenue(1) OIBDA Mg 28.2% y-o-y growth (in local currency) 24.4% 28.7% 15.6% 17.3% +2.1(1)p.p. y-o-y Q4 08 FY 08 Q4 08 FY 08 OIBDA Outgoing Ss. revenue OIBDA Mg x2.5 38.2% 25.7% x2.3 32.2% 23.9% €103m in OpCF in 2008 +13.2p.p. y-o-y

TELEFÓNICA LATAM

Sum-up: Strong growth on the back of our integrated and diversified operations

FY 08 y-o-y growth (in local currency)

		Total revenue	BB & TV revenue	Mobile service revenue	Mobile outgoing service revenue	Total OIBDA	Mobile OIBDA
Integrated	Brazil[1]	+12.2%	**+41.1%**	**+13.6%[2]**	+15.6%[2]	+9.8%	**+22.4%[2]**
Integrated	Argentina	+21.3%	**+42.5%**	**+28.2%**	+32.2%	+26.7%	**+33.4%**
Integrated	Chile	+13.3%	**+25.9%**	**+20.3%**	+18.2%	+9.7%	**+22.4%**
Integrated	Peru	+7.6%	**+14.2%**	**+20.1%**	+25.5%	+29.0%	**+64.6%**
Integrated	Colombia	-3.9%	**+74.7%**	**-5.5%**	+10.3%	+3.6%	**+13.4%**
Integrated	C. America[3]	+4.2%		**+5.2%**	+12.5%	-1.5% (+5.9%)	
Mobile	Venezuela	+23.9%		**+22.6%**	+31.0%	**+34.0%**	
Mobile	Mexico	+23.8%		**+32.1%**	+38.2%	**x2.5**	
Mobile	Ecuador	+16.8%		**+20.8%**	+28.0%	**+35.0%**	
Mobile	Uruguay	+37.8%		**+35.2%**	+36.0%	**+64.5%**	

Ex sale of Spectrum in 2007

(1) Includes 50% of Vivo.
(2) Includes Telemig in April-September 2007.
(3) Guatemala, El Salvador, Panama and Nicaragua. Year-on-year variation in constant currency.

TELEFONICA S.A.
Investor Relations
Telefónica
18

T. Europe: Delivering results, anticipating customer needs TELEFONICA EUROPE Revenue growth (y-o-y) OIBDA growth (y-o-y) FY 08(1) Margins over Revenues (%) 9M 08(1) +5.9% +5.9% guidance +4% / +7% Financial targets successfully achieved in a worse economic environment: UK: Sustained market outperformance GER: Finishing foundations & new commercial approach CR, IRE: Improving trends Sustained profitability: Improved focused commercial efficiency 2007 & 2008 cost measures paying off Strong cash flow generation despite increasing investment in Germany Assuming constant exchange rates and the exit of Airwave in the first quarter of 2007. Assuming constant exchange rates and excluding the consolidation of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized. Organic growth: Assuming constant exchange rates as of 2007 and excluding the exit of Airwave in the first quarter of 2007. In OIBDA and OpCF capital gain of Airwave is excluded. +3.4% +4.7% 9M 08(2) FY 08(2) 2008(3) 27.5% 2008 2,108 OpCF (OIBDA- CapEx; € in millions) +30.6%(3) CapEx / Revenues OIBDA / Revenues FY08 vs.FY07 14.2% 25.4% 2007(3) 14.6% 2008(3) 2007(3) +1.5% guidance +2% / +6%

TELEFÓNICA EUROPE

T. O2 UK: sustained market outperformance

Mobile contract net adds ('000)



344
455
H1 08
H2 08

ARPU (y-o-y change in local currency)

Q4 08
FY 08



+9.2%
+6.6%
+1.4%
-1.7%
ARPU
DATA ARPU

Mobile Serv. Rev. & OIBDA (local currency)

MSR (y-o-y)
OIBDA (y-o-y [2])
OIBDA margin



+10.8%
+9.5%
+8.0%
+8.1%
26.1%
+10.0%
+9.1%
9M 08
Q4 08
FY 08

- **Commercial approach focused on long term customer value:**
  - Clear leader in customer satisfaction[1]
  - Simplicity, iPhone and leading contract churn driving contract customer growth:
    - Contract churn at 1.4% in 2008 (-0.3 p.p. y-o-y)
  - Contract: 39.1% of mobile base (+2.0 p.p. vs. Dec-07)
- **Anticipating customer needs in the current environment: "Control, Value, Trust":**
  - Customers optimizing bundle usage (flat y-o-y contract MoU in Q4)
  - Smaller market/longer handset replacement cycles
  - Non SMS data revenues driving growth (+55.4% y-o-y in 2008 in local currency)
- **Balanced approach: Strong Growth & Efficiency:**
  - 2007 & 2008 efficiency measures paying off

(1) Categories: Fixed broadband, mobile broadband and overall mobile service among network operators (JD Power Associates report).
(2) Like-for-like: Excluding restructuring charges in 2008.

TELEFONICA S.A.
Investor Relations

Telefónica

20

T. O2 Germany: finishing foundations & new commercial approach TELEFONICA EUROPE Mobile service revenues turnaround achieved in Q4 08: ARPU declines stabilizing with larger portion of customer base on value tariffs Q4 08 non SMS data revenues +33.2% y-o-y Highly competitive and overall smaller market New commercial approach introduced in Q4: Aggressive SIM-only offer (reduced SAC) Strong direct channel mix, indirect channel slower to embrace Finishing foundations of the business in 2008: Migration from legacy to new tariffs completed Distribution network: 805 shops(1) now (+226 increase over 2007) Own network deployment: focus on mobile data 2G coverage at 99% pops High speed data coverage 78% pops February, 17th, 2009: Acquisition of 80 retail shops from Freenet AG. Mobile net adds in 2008 (^000) Mobile service revenue (y-o-y change) OIBDA Margin Contract ARPU (y-o-y change) Prepay Total 997 1,727 19.0% 19.9% 21.0% 25.5% 21.4% Contract 730 Q4 08 9M 08 -15.8% -12.4% +19.4% y-o-y growth (%) -0.9% -1.4% -2.8% +0.7% -1.1% Q1 Q2 Q3 Q4 FY 08

22 GROUP FINANCIAL EXPENSES AND DEBT Financial expenses on target and upgraded credit ratings Calculated based on FY 08 OIBDA figure excluding results on the sale of fixed assets. 3 rating upgrades in Q4 08 (Fitch+S&P, A-/stable, JCR A/stable) plus 1 outlook upgrade in Q1 09 (Moody's Baa1/positive) Leverage target, including commitments, in the low range (2.0x OIBDA) Eur 2.8 bn financial expenses on Eur 47 bn average total debt: 5.95% effective cost fully on target FCF Post- Minorities € in millions 42,733 45,284 +1,327 +6,340 +920 -9,145 Net Fin. Debt Dec-07 Commitments cancellation Shareholder remuneration Net Financial Investments FX, accruals and others -1,994 Net Fin. Debt Dec-08 1.9x OIBDA1 2.3x OIBDA1 €2.1 bn savings due to foreign currency debt € in billions Leverage falling below 2x at year end Adjusted net debt maturities Dec-08 debt distribution by currency CZK 7% GBP 9% USD 5% LATAM 14% EUR 65% 9.9 2009 2010 2011 5.7 1.6 -0.4 5.9 Adjusted with €6bn refinancing in Q1 09

Group guidance for 2009 GROUP GUIDANCE +8%/+11% Group OpCF (OIBDA-CapEX) (€ in millions) 14,519 2008 A 2009E 14,201 2008 adjusted for guidance Group OIBDA (€ in millions) 22,919 2008 A 2008 adjusted for guidance 2009E +1%/+3% 22,602 Group CapEx (€ in millions) Group Revenues (€ in millions) 57,946 2008A 2009E Growing Revenues 8,401 2008A 2009E <7,500 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m) and the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, one these risks had dissipated or had not materialized (€ 174 m), includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. Espana and spectrum licenses.

2009 regional priorities SPAIN Sustain leading competitive position across businesses, emphasizing customer loyalty & rational value creation commercial initiatives Strong focus on OpCF EUROPE Continue to outperform the market in the UK. Capitalize strengthened business foundations in Germany to drive growth Enhance profitability across markets to deliver increased OpCF LATIN AMERIC A Capture structural growth in the region (wireless and BB) Further OIBDA margin expansion Enriched OpCF profile, leveraging strong CapEx efforts in 2008 Focused strategy & high execution skills GROUP FINANCIALS

Accelerating transformation to adapt to new environment Network transformation: Site build cost reduction Transport optimization Greater coordination in transport networks between Fixed-Mobile businesses Outsourcing initiatives Global partner for network support contracts in IP, GSM, 3G and microwave networks across the Group New Operating Model Energy efficiency program Operations: service platform regionalization, European centres for some technologies, Regional labs & testing Deployment of a new purchasing platform for all Telefonica Group Increase of electronic management of purchases, including negotiation and auction Optimise global purchasing strategy for customer devices, networks & IT Contracts renegotiation IT Infrastructure optimization: Mainframes optimization; Data centres consolidation; Common workplace and single corporate network for all TEF Group Application Development and Maintenance: achieve savings, unify practices & improve quality Corporate IT map for the Group Channel mix optimization (strengthening on-line channel) Streamline P&S portfolio and reduce time to market Global P&S development Enhanced efficiency of SACs Logistics model simplification IT PROCUREMENT COMMERCIAL TECHNOLOGY

Prioritizing shareholder returns Paid in H2 07 (0.35€) and 0.4€ paid in H1 08. Fiscal year 2008, paid in H2 08 (0.5€) and to be paid in H1 09 (0.5€). BoD approved the proposal to increase the dividend corresponding to 2009 fiscal year. It is Company^s intention to maintain its current practice so that his dividend will be payable in two tranches. Based on Telefonica stock price as of 25th, February 2009. Based on Telefonica market capitalization as of 25th, February, 2009. GROUP FINANCIALS + Tactical Share Buybacks 126.7 million shares bought in 2008 Pending tranche of 2008 program to be completed in Q1 09 10%(5) of the current market cap devoted to shareholder returns in 2008 20071 20082 0.75 1.0 Growing path in DPS (in euros) DIVIDENDS SHARE BUYBACK S 1.15 20093 Current DY(4): 8.2%

2010 "stress case" vs. guidance Reported EPS. FCF available to remunerate Telefonica S.A. shareholders, to protect solvency levels and to accommodate strategic flexibility. 2010 Guidance October 2007 "Stress case" Scenario 2.304 € EPS 1 2.87 € FCFS 2 2.10 € 2.50 € GROUP FINANCIALS

DISTINCTIVE PROFILE IN THE INDUSTRY Conclusions Strategically diversified portfolio, execution skills and integrated business model Very strong performance in 2008, delivering our Group commitments 2009 focus on maximizing free cash-flow generation Fully committed to return value to our shareholders A reliable company with solid fundamentals CONCLUSIONS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 26th, 2009	By:	/s/ Santiago Fernández Valbuena

Name: Santiago Fernández Valbuena
Title: Chief Financial Officer